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                           March 18, 2021

       Jagdeep Singh
       Chief Executive Officer
       QuantumScape Corp
       1730 Technology Drive
       an Jose, California 95110

                                                        Re: QuantumScape Corp
                                                            Draft Registration
Form S-1
                                                            Filed March 12,
2021
                                                            CIK No. 0001811414

       Dear Mr. Singh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charles
Eastman, Staff Accountant, at (202) 551-3794 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Michael Danaher